Exhibit 99.3

TUNIU CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(r) to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2017.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the accompanying Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,085,236	484,101	74,405
Restricted cash	124,561	91,810	14,111
Short-term investments	3,603,497	3,084,634	474,100
Accounts receivable, net	235,673	286,627	44,054
Amounts due from related parties	390,330	171,331	26,333
Prepayments and other current assets	1,632,329	939,463	144,393
Yield enhancement products and accrued interest	449,528	31,337	4,816
Total current assets	7,521,154	5,089,303	782,212

Non-current assets
Long term investments	58,764	484,991	74,542
Property and equipment, net	177,817	148,278	22,790
Intangible assets, net	592,267	460,634	70,798
Goodwill	147,639	147,639	22,692
Yield enhancement products over one year and accrued interest	562,643	170,505	26,206
Other non-current assets	46,468	156,455	24,047
Long-term amounts due from related parties	64,902	—	—
Total non-current assets	1,650,500	1,568,502	241,075
Total assets	9,171,654	6,657,805	1,023,287

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB4,340,394 and RMB 2,453,662, as of December 31, 2016 and 2017, respectively):

Accounts payable	1,022,704	852,500	131,027
Amounts due to related parties	32,526	86,923	13,360
Salary and welfare payable	192,455	187,561	28,828
Taxes payable	11,619	32,036	4,924
Advances from customers	1,806,493	1,210,615	186,068
Accrued expenses and other current liabilities	589,288	373,690	57,435
Amounts due to the individual investors of yield enhancement products and accrued interests	871,914	177,971	27,354
Total current liabilities	4,526,999	2,921,296	448,996
Non-current liabilities
Deferred tax liabilities	23,456	21,142	3,249
Other non-current liabilities	31,472	21,339	3,280
Total non-current liabilities	54,928	42,481	6,529
Total liabilities	4,581,927	2,963,777	455,525

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 19)

Redeemable noncontrolling interests	90,072	96,719	14,865

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2016 and 2017; 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) and 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2016 and 2017, respectively)	242	248	38
Less: Treasury stock	(19,708)	(185,419)	(28,498)
Additional paid-in capital	8,855,991	9,013,793	1,385,395
Accumulated other comprehensive income	400,925	272,386	41,865
Accumulated deficit	(4,738,593)	(5,505,897)	(846,241)
Total Tuniu Corporation shareholders’ equity	4,498,857	3,595,111	552,559
Noncontrolling interests	798	2,198	338
Total equity	4,499,655	3,597,309	552,897
Total liabilities, redeemable noncontrolling interests and equity	9,171,654	6,657,805	1,023,287

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	7,578,822	10,147,148	1,589,353	244,279
Others	127,804	401,100	602,747	92,641
Total revenues	7,706,626	10,548,248	2,192,100	336,920
Less: Business and related taxes	(35,526)	(17,307)	—	—
Net revenues	7,671,100	10,530,941	2,192,100	336,920
Cost of revenues	(7,309,062)	(9,891,736)	(1,024,206)	(157,418)
Gross profit	362,038	639,205	1,167,894	179,502

Operating expenses
Research and product development	(298,199)	(601,402)	(541,126)	(83,170)
Sales and marketing	(1,149,512)	(1,900,397)	(894,148)	(137,428)
General and administrative	(385,442)	(658,790)	(637,795)	(98,027)
Other operating income	12,175	22,323	21,749	3,343
Total operating expenses	(1,820,978)	(3,138,266)	(2,051,320)	(315,282)
Loss from operations	(1,458,940)	(2,499,061)	(883,426)	(135,780)
Other income/(expenses)
Interest income	76,516	87,305	130,250	20,019
Foreign exchange losses, net	(83,118)	(9,734)	(2,394)	(368)
Other loss, net	(1,334)	(2,553)	(121)	(19)
Loss before income tax expense	(1,466,876)	(2,424,043)	(755,691)	(116,148)
Income tax benefit/(expense)	589	1,711	(15,625)	(2,402)
Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Net loss attributable to noncontrolling interests	(3,006)	(15,104)	(4,934)	(758)
Net (loss)/income attributable to redeemable noncontrolling interests	—	(34)	922	142
Net loss attributable to Tuniu Corporation	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Net loss attributable to ordinary shareholders	(1,463,281)	(2,407,300)	(773,029)	(118,814)

Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	188,106	233,900	(128,539)	(19,756)
Comprehensive loss	(1,278,181)	(2,188,432)	(899,855)	(138,306)
Comprehensive loss attributable to noncontrolling interests	(3,006)	(15,104)	(4,934)	(758)
Comprehensive (loss)/income attributable to redeemable noncontrolling interests	—	(34)	922	142
Comprehensive loss attributable to Tuniu Corporation	(1,275,175)	(2,173,294)	(895,843)	(137,690)

Loss per share
Basic and diluted	(5.89)	(6.45)	(2.04)	(0.31)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	248,362,837	373,347,855	378,230,039	378,230,039

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	188,435,922	121	—	—	2,298,727	(21,081)	(869,044)	1,408,723	—	1,408,723
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB1,078	93,750,000	57	—	—	3,104,457	—	—	3,104,514	—	3,104,514
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	20,122	20,122
Issuance of ordinary shares pursuant to share incentive plan	4,784,970	3	—	—	14,993	—	—	14,996	—	14,996
Share-based compensation expenses	—	—	—	—	65,143	—	—	65,143	—	65,143
Foreign currency translation adjustments	—	—	—	—	—	188,106	—	188,106	—	188,106
Acquisition of noncontrolling interests	—	—	—	—	(683)	—	—	(683)	(813)	(1,496)
Cumulative effect adjustments for the adoption of ASC 606	—	—	—	—	—	—	926	926	—	926
Net loss	—	—	—	—	—	—	(1,463,281)	(1,463,281)	(3,006)	(1,466,287)
Balance as of December 31, 2015	286,970,892	181	—	—	5,482,637	167,025	(2,331,399)	3,318,444	16,303	3,334,747
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB3,414	90,909,091	60	—	—	3,275,775	—	—	3,275,835	—	3,275,835
Repurchase of ordinary shares	—	—	(985,299)	(19,708)	—	—	—	(19,708)	—	(19,708)
Issuance of ordinary shares pursuant to share incentive plan	1,590,774	1	—	—	5,266	—	—	5,267	—	5,267
Share-based compensation expenses	—	—	—	—	92,419	—	—	92,419	—	92,419
Foreign currency translation adjustments	—	—	—	—	—	233,900	—	233,900	—	233,900
Remeasurement of prior year acquisitions	—	—	—	—	—	—	—	—	(401)	(401)
Accretion on redeemable noncontrolling interests	—	—	—	—	(106)	—	—	(106)	—	(106)
Net loss	—	—	—	—	—	—	(2,407,194)	(2,407,194)	(15,104)	(2,422,298)
Balance as of December 31, 2016	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,738,593)	4,498,857	798	4,499,655

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
					Additional	other		Total Tuniu
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Corporation	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	Shareholders’ equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Repurchase of ordinary shares	—	—	(8,986,053)	(165,711)	—	—	—	(165,711)	—	(165,711)
Issuance of ordinary shares pursuant to share incentive plan	9,447,258	6	—	—	67,587		—	67,593	—	67,593
Share-based compensation expenses	—	—	—	—	98,675	—	—	98,675	—	98,675
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	(2,735)	—	—	(2,735)	6,334	3,599
Foreign currency translation adjustments	—	—	—	—		(128,539)	—	(128,539)	—	(128,539)
Accretion on redeemable noncontrolling interest					(5,725)	—	—	(5,725)	—	(5,725)
Net loss	—	—	—	—	—	—	(767,304)	(767,304)	(4,934)	(772,238)
Balance as of December 31, 2017	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309
Balance as of December 31, 2017(US$ (Note 2(d)))	388,918,015	38	(9,971,352)	(28,498)	1,385,395	41,865	(846,241)	552,559	338	552,897

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$(Note 2(d))
Cash flows from operating activities:
Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Depreciation of property and equipment	28,041	66,510	65,704	10,099
Amortization of intangible assets	57,810	145,063	150,092	23,069
Allowance for doubtful accounts	—	30,919	45,808	7,041
Change in fair value of contingent consideration	—	(1,225)	5,572	856
Foreign exchange loss	106,271	7,597	673	103
Loss from disposal of property and equipment	210	859	562	86
Share-based compensation expenses	65,143	92,419	98,675	15,166
Change in deferred tax liabilities	(1,057)	(2,322)	(2,314)	(356)
Changes in operating assets and liabilities:
Accounts receivable	(74,475)	(92,147)	(64,286)	(9,881)
Amounts due from related parties	(59,367)	(395,228)	283,901	43,635
Prepayments and other current assets	(593,972)	(379,924)	691,932	106,348
Accrued interests of yield enhancement products	(6,374)	(29,318)	15,114	2,323
Other non-current assets	(317,775)	288,460	(9,668)	(1,486)
Accounts payable	370,438	133,809	(167,262)	(25,708)
Amounts due to related parties	28,762	3,764	54,398	8,361
Salary and welfare payable	66,728	42,688	(4,930)	(758)
Taxes payable	4,089	(1,075)	20,417	3,138
Advances from customers	486,301	668,567	(595,876)	(91,584)
Accrued expenses and other liabilities	775,008	(399,107)	(221,018)	(33,970)
Accrued interests of amounts due to the individual investors of yield enhancement products	4,679	8,065	(11,183)	(1,719)
Non-current liabilities	11,092	(5,486)	(3,644)	(560)
Net cash used in operating activities	(514,735)	(2,239,444)	(418,649)	(64,347)
Cash flows from investing activities:
Purchase of short-term investments	(1,139,691)	(5,097,309)	(2,488,010)	(382,400)
Proceeds from maturity of short-term investments	442,136	2,847,284	3,271,860	502,876
Purchase of yield enhancement products	(718,619)	(807,210)	—	—
Proceeds from maturity of yield enhancement products	10,865	538,485	434,977	66,855
Increase in loan receivable	—	(18,038)	(16,438)	(2,526)
Changes in restricted cash	(294,387)	214,436	32,752	5,034
Purchase of property and equipment and intangible assets	(155,478)	(117,894)	(160,497)	(24,668)
Cash paid for long-term investments	—	(57,500)	(426,227)	(65,510)
Proceeds from disposal of property and equipment	155	—	—	—
Cash paid for acquisition, net of cash received	(60,149)	(16,501)	(111)	(17)
Net cash (used in)/provided by investing activities	(1,915,168)	(2,514,247)	648,306	99,644

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$(Note 2(d))
Cash flows from financing activities:
Proceeds from the private placement, net of issuance cost	2,430,223	3,275,835	—	—
Cash paid for repurchase of ordinary shares	—	(19,708)	(166,149)	(25,537)
Proceeds from issuance of ordinary shares upon exercise of options	12,637	8,483	67,344	10,351
Contingent consideration paid for business acquisitions	—	(2,250)	(6,800)	(1,045)
Acquisition of noncontrolling interests	(1,496)	—	—	—
Cash contribution from noncontrolling interests	—	—	3,599	553
Proceeds from sales/(redemption) of yield enhancement products	579,474	274,698	(682,760)	(104,938)
Repayment of short-term debt	(15,000)	—	—	—
Cash contribution from redeemable noncontrolling interest holders	—	90,000	—	—
Net cash provided by/(used in) financing activities	3,005,838	3,627,058	(784,766)	(120,616)
Effect of exchange rate changes on cash and cash equivalents	67,560	110,652	(46,026)	(7,074)
Net increase/(decrease) in cash and cash equivalents	643,495	(1,015,981)	(601,135)	(92,393)
Cash and cash equivalents at the beginning of year	1,457,722	2,101,217	1,085,236	166,798
Cash and cash equivalents at the end of year	2,101,217	1,085,236	484,101	74,405
Supplemental disclosure of cash flow information
Income tax paid	—	1,506	12,199	1,875

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	18,953	16,963	11,859	1,823
Receivables related to exercise of stock options	(3,379)	(163)	(385)	(59)
Accrual related to business acquisition	42,116	39,344	38,116	5,858

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entity (“VIE”) and its subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”).

As of December 31, 2017, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Xiamen Suiwang International Travel Service Co., Ltd.	Established on January 26, 2016	PRC	100%
Tianjin Tuniu International Travel Service Co., Ltd.	Established on March 23, 2016	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain prior year balances have been adjusted to conform to the current year presentation. Such reclassifications relate to the adoptions of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(r) “Revenue Recognition” and Note 2(ae) “Recently Issued Accounting Pronouncements”.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the Affiliated Entities for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All significant transactions and balances among the Company, its subsidiaries and the Affiliated Entities have been eliminated upon consolidation.

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s director, and several other PRC citizens. On September 17, 2008, Beijing Tuniu, one of the Company’s wholly foreign owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, the Company is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

Contractual arrangements

On September 17, 2008, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1) Purchase Option Agreement.

Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB1,800 which was increased to RMB2,430 in March 2014. The option term remains valid for a period of 10 years and can be extended indefinitely at Beijing Tuniu’s discretion. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered. On January 24, 2014, the Company amended and restated the purchase option agreement, and the effective term of the purchase option agreement has been changed to until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons.

(2) Equity Interest Pledge Agreement.

Under the equity interest pledge agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

(3) Shareholders’ Voting Rights Agreement.

Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

(4) Irrevocable Powers of Attorney.

Under the powers of attorney issued by the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders of Nanjing Tuniu each irrevocably appointed Mr. Tao Jiang, a person designated by Beijing Tuniu, as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. On January 24, 2014, the shareholders of Nanjing Tuniu issued powers of attorney to irrevocably appoint Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. These powers of attorney replaced the powers of attorney previously granted to Mr. Tao Jiang on September 17, 2008.

(5) Cooperation Agreement.

Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a monthly service fee for services performed, and the monthly service fee shall not be lower than 100% of Nanjing Tuniu’s profits generated from such cooperation, which equal revenues generated from such cooperation, after deducting the expenses it incurred. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. On January 24, 2014, the Company amended and restated the Cooperation Agreement. In the amended and restated agreement, the service fee has been changed to a quarterly payment which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. Also in the amended and restated Cooperation Agreement, Beijing Tuniu has the unilateral right to terminate the agreement.

In the years ended December 31, 2015, 2016 and 2017, the Company and its subsidiaries received service fees of RMB42,367, RMB109,572 and RMB138,054, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

Risks in relation to the VIE structure

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Fangda Partners, which was the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control Nanjing Tuniu also depends on the power of attorney Beijing Tuniu has to vote on all matters requiring shareholder approval in Nanjing Tuniu. As noted above, the Company believes this power of attorney is legally enforceable but it may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•       levying fines or confiscate the Group’s income;

•       revoke the Group’s business or operating licenses;

•       require the Group to discontinue, restrict or restructure its operations;

•       shut down the Group’s servers or block the Group’s websites and mobile platform;

•       restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in China; or

•       take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. On February 19, 2015, the PRC Ministry of Commerce (“MOFCOM”) published the draft Foreign Investment Law. If enacted as proposed, the Foreign Investment Law may cause the Group’s VIE to be deemed as entities with foreign investment and as a result the Group’s VIE and subsidiaries in which the VIE has direct or indirect equity ownership could become explicitly subject to the current restrictions on foreign investment that engaged in an industry on the negative list. If the enacted version of the foreign investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of corporate structure and operations to be completed by companies with existing VIE structure similar to the one described above, the Group will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, the Group’s operating result and financial condition may be adversely affected.

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2017, the aggregate accumulated deficit of the Affiliated Entities was RMB 3,735 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	206,917	289,259	44,458
Restricted cash	123,748	90,854	13,964
Short-term investments	323,393	1,685,045	258,987
Accounts receivable, net	178,177	140,464	21,589
Intercompany receivables	7,039	1,595,225	245,182
Prepayments and other current assets	1,223,887	228,604	35,136
Yield enhancement products and accrued interest	449,528	21,337	3,279
Total current assets	2,512,689	4,050,788	622,595

Non-current assets
Long-term investments	75,000	501,227	77,037
Property and equipment, net	95,433	84,755	13,027
Intangible assets, net	100,286	95,550	14,686
Goodwill	137,074	137,074	21,068
Yield enhancement products over one year and accrued interest	562,643	170,505	26,206
Other non-current assets	35,551	27,258	4,189
Total non-current assets	1,005,987	1,016,369	156,213
Total assets	3,518,676	5,067,157	778,808

LIABILITIES
Current liabilities
Accounts payable	939,741	629,707	96,784
Salary and welfare payable	167,747	157,440	24,198
Taxes payable	8,206	8,952	1,376
Advances from customers	1,795,560	1,145,306	176,030
Intercompany payable	2,528,229	4,966,577	763,349
Accrued expenses and other current liabilities	557,226	334,286	51,379
Amount due to the individual investors of yield enhancement products	871,914	177,971	27,354
Total current liabilities	6,868,623	7,420,239	1,140,470
Non-current liabilities	31,460	1,378,584	211,884
Total liabilities	6,900,083	8,798,823	1,352,354

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	7,781,754	10,562,269	1,954,746	300,439
Net loss	(1,055,593)	(2,034,208)	(348,755)	(53,603)
Net cash used in operating activities	(87,299)	(972,677)	(232,926)	(35,800)
Net cash used in investing activities	(1,374,894)	(193,029)	(988,393)	(151,913)
Net cash provided by financing activities	1,736,720	995,740	1,303,661	200,369

Certain financial data of 2015 and 2016 listed in the tables above have been recast as a result of the adoption of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(r) “Revenue Recognition” and Note 2(ae) “Recently Issued Accounting Pronouncements”.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Affiliated Entities. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Under the contractual arrangements with Nanjing Tuniu and through its equity interest in its subsidiaries, the Group has the power to direct the activities of the Affiliated Entities and direct the transfer of assets out of the Affiliated Entities. As the consolidated Affiliated Entities are each incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all of the liabilities of the consolidated Affiliated Entities.

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB1,463,281, RMB2,407,194 and RMB767,304 for the years ended December 31, 2015, 2016 and 2017, respectively. Net cash used in operating activities was approximately RMB514,735 and RMB2,239,444 and RMB418,649 for the years ended December 31, 2015, 2016 and 2017, respectively. Accumulated deficit was RMB2,331,399, RMB4,738,593 and RMB5,505,897 as of December 31, 2015, 2016 and 2017, respectively. The Group has adopted ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. As of December 31, 2017, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, recoverability of receivables, estimating useful lives of property and equipment and intangible assets, impairment for goodwill and long-lived assets, the purchase price allocation in relation to business combination, fair value of contingent considerations with respect to business combinations, losses due to committed tour reservations, the valuation allowance for deferred tax assets and the determination of uncertain tax positions.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(d) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on ASC 830, Foreign Currency Matters .

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange gains / losses.

When preparing the consolidated financial statements presented in RMB, assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, and equity accounts are translated into RMB at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the respective fiscal years. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.5063 on December 29, 2017, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017, or at any other rate.

(e) Fair Value Measurement

The Group defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1             applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2             applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3             applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, balance in relation to yield enhancement products, other long-term investments and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for short-term investments and other long-term investments which are carried at fair value at each balance sheet date. Short-term investments and other long-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place, which are summarized below:

	Fair Value Measurement Using Significant Other Observable Inputs (Level 2)
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Short-term investment	3,603,497	3,084,634	474,100
Other long-term investment	—	394,923	60,699

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and Alipay, a third party payment processor, which are unrestricted as to withdrawal or use.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travellers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities. (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners.

(h) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2017, time deposits of RMB215,629 was held as a pledge for issuance letter of guarantee, and required by the Group’s business partners.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of nil, RMB5,297 and RMB13,332 for the year ended December 31, 2015, 2016 and 2017, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	—	4,856	746
Provision for doubtful accounts	—	5,297	13,332	2,049
Write-offs	—	(441)	(1,283)	(197)
Balance at end of period	—	4,856	16,905	2,598

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Long-term investments

Long-term investments include cost-method investments, equity-method investments and other long-term investments.

The Group accounts for the investment in a private entity of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

The Group accounts for the investments in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from an investment is recognized in the consolidated statements of comprehensive loss. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized when a decline in value is deemed to be other-than-temporary.

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments for the years ended December 31, 2016 and 2017.

(k) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 – 9 years

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(k) Property and Equipment - continued

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(l) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “ Internal-use software” , which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB7,572, RMB8,516 and RMB19,545 for the years ended December 31, 2015, 2016 and 2017, respectively. The amortization expense for capitalized software costs amounted to RMB2,212, RMB3,768 and RMB5,729 for the years ended December 31, 2015, 2016 and 2017, respectively. The unamortized amount of capitalized internal use software development costs was RMB30,940 as of December 31, 2017.

(m) Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations” , and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. The Group recognized adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(n) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 3 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 3.5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(o) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group adopted Accounting Standards Update (“ASU”) 2011-08, “ Intangibles—Goodwill and Other (Topic 350) “. This accounting standard gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Group using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term growth rates of revenue and gross margin, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on October 1.

No impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(p) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2015, 2016 and 2017.

(q) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travelling products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

(r) Revenue Recognition

The Group’s revenue is primarily derived from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. Refer to note 2 (ae) for the effects of the adoption of ASC 606 on the Group’s consolidated balance sheet as of December 31, 2016 and its consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2016.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Prior to January 2017, substantially all of the Group’s revenues from organized tours were recognized on a gross basis, which represented amounts charged to and received from travellers (who were the Group’s customers). The Group was the primary obligor in the organised tour arrangements and bore the risks and rewards, including the travellers’ acceptance of products and services delivered. Even though the Group did not generally assume the substantive inventory risk before travellers placed an order, the Group was the party retained by and paid by the travellers, and the Group was responsible for (and solely authorized to) refunding travellers their payments in situations of customer disputes. Further, the Group independently selected travel service suppliers, and determined the prices charged to customers and paid to its travel suppliers.

Since the beginning of 2017, the Group has implemented certain changes in its arrangements with the tour operators. The Group’s role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of the Group’s role, starting from January 1, 2017, revenues from organized tours (except for those that the Group takes substantive inventory risks) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

Revenues from self-guided tours are recognized on a net basis, as the Group has no involvement in determining the service, and provides no additional services to travellers other than the booking services. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, the Group is an agent for the travel service providers in these transactions and revenues are reported on a net basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(r) Revenue Recognition - continued

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB497,918 for the year ended December 31, 2017, which were recorded in revenues for packaged tours.

Under ASC 606, revenues from organized tours for which the company was a principal for the years 2015 and 2016 were recognized over the period of the tours when control over the tour services was transferred to the customers over such period. Starting from January 1, 2017, under the current arrangements for the organized tours, revenues from organized tours for which the company is an agent are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues : Other revenues primarily comprise revenues generated from(i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, and (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

The Group commenced the financial business in 2015. Certain domestic financial assets exchanges (the “Exchange”) and trust companies offered the yield enhancement products through the Group’s online platform and the Group charged these companies for the service fees which were recorded as other revenue upon the delivery of service. The service revenues were insignificant for the year ended December 31, 2015, 2016 and 2017.

Further, from 2016 in certain cases, the Group purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through the Group’s online platform. The split of the products were arranged by Exchanges. As of December 31, 2016 and 2017, yield enhancement products purchased from the Exchanges and trust companies with maturities within one year and accrued interest with the balances of RMB449,528 and RMB31,337 were recorded in current assets, and balances with the maturities over one year of RMB562,643 and RMB170,505 were recorded in non-current assets. Interest revenues of RMB78,666 and RMB50,867 were recorded as other revenues for the year ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, yield enhancement products held by the individual investors with maturities within one year of RMB871,914 and RMB177,971 were recorded in current liabilities. Interest costs of RMB59,709 and RMB34,499 were recorded as cost of revenue for the year ended December 31, 2016 and 2017, respectively.

The Group also provided online lending services in 2017 and fees charged in connection with this financial service were recorded as other revenue. The amount of such service revenue for the year ended December 31, 2017 was RMB220,701.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(r) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. The Group accounts for these customer incentives in accordance with ASC 606. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when revenue is recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, the Group recorded estimated liabilities for all points earned by customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards. As of December 31, 2016 and 2017, liabilities recorded related to membership points and cash rewards were RMB46,594 and RMB2,142, respectively.

Business and related taxes, and value-added tax

The Group was mainly subject to business and related taxes on services provided in the PRC at applicable rates before May 1, 2016, which were deducted from revenues to arrive at net revenue. On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”) was expanded to all industries in China. The Group’s business has been subject to VAT since that date, and were permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the organized tours prior to 2017, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations in abovementioned arrangements where the Group secures availabilities of tours were recorded in “cost of revenues” in the consolidated statements of comprehensive loss, which were RMB17,780 and RMB45,494 for the years ended December 31, 2015 and 2016. Commencing in 2017, since the Group changed its role from principal to agent in the organized tour arrangements and revenues were recognized on a net basis, losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017.

(t) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB899,015, RMB1,270,598 and RMB302,987 for the years ended December 31, 2015, 2016 and 2017, respectively.

(u) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software” . The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (see Note 2(l)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(v) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2016 and 2017, deferred rent of RMB10,674 and RMB10,332 was recorded as current liabilities and RMB13,791 and RMB9,548 was recorded as non-current liabilities, respectively.

(w) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the service period using the straight-line method. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

The Company’s 2008 Incentive Compensation Plan allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants. The plan administrator is the Company’s board of directors or a committee appointed and determined by the board. The board may also authorize one or more officers of the Company to grant awards under the plan. Under the 2008 Incentive Compensation Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the incentive plan provides an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after the Company’s ordinary shares has become a listed security, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of the Company’s assets, or a merger, consolidation, or other business combination transaction), or (iii) if the employee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. This performance condition was met upon completion of the Company’s initial public offering, and the associated share-based compensation expense for awards vested as of that date were recognized on May 9, 2014.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Share-based Compensation - continued

In April 2014, the Company adopted the 2014 Share Incentive Plan, which contains no such exercisability clause. For detail of the 2014 Share Incentive Plan, please refer to Note 16 of the consolidated financial statements.

The Group recognized share-based compensation expense of RMB65,143, RMB92,419 and RMB98,675 for the years ended December 31, 2015, 2016 and 2017, respectively, which was classified as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	784	891	1,075	165
Research and product development	3,538	5,702	6,864	1,055
Sales and marketing	1,136	1,390	1,650	254
General and administrative	59,685	84,436	89,086	13,692
Total	65,143	92,419	98,675	15,166

(x) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the interim condensed consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance in ASC 740 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(y) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB131,291, RMB256,801 and RMB263,618 for the years ended December 31, 2015, 2016 and 2017, respectively.

(z) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB12,175, RMB21,098 and RMB27,322 for the years ended December 31, 2015, 2016 and 2017, respectively.

(aa) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Accretion of the redeemable noncontrolling interests is deducted from the net income (loss) to arrive at net income (loss) attributable to the Company’s ordinary shareholders. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. Except for voting rights, Class A and Class B shares have all the same rights and therefore the Group has elected not to use the two-class method.

(ab) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ac) Treasury stock

On August 23, 2016, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million worth of its ADS over the next 12 months. On January 12, 2018, the Company’s board of directors authorized an additional share repurchase program under which the Company may repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in equity on the Group’s consolidated balance sheets. Treasury stock is accounted for under the cost method.

(ad) Segment Reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ae) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. The new revenue standard has mainly changed the timing of revenue recognition. Under ASC 606, for 2015 and 2016, instead of recognizing revenue at the end of the organized tours and self-guided tours in accordance with ASC 605, revenues from organized tours were recognized over the period of the tours and revenues from self-guided tours were recognized on the departure day. In addition, the new revenue standard also changed the presentation of customer incentive. Under ASC 606, the estimated amount associated with the future obligation to customers was recorded as a reduction of revenue instead of sales and marketing expenses under incremental cost model in accordance ASC 605. Following the adoption of ASC 606, the revenue recognition for others services remained materially consistent with the historical practice. See Note 2(r) for further details.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements - continued

The following table presents the effect of the adoption of ASC 606 on the Group’s consolidated balance sheet as of December 31, 2016:

	December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Accounts receivable	220,336	15,337	235,673
Total current assets	7,505,817	15,337	7,521,154
Total assets	9,156,317	15,337	9,171,654
Accounts payable	879,383	143,321	1,022,704
Advances from customers	1,951,764	(145,271)	1,806,493
Total current liabilities	4,528,949	(1,950)	4,526,999
Total liabilities	4,583,877	(1,950)	4,581,927
Accumulated deficit	(4,755,514)	16,921	(4,738,593)
Total Tuniu Corporation shareholders’ equity	4,481,936	16,921	4,498,857
Noncontrolling interestss	432	366	798
Total equity	4,482,368	17,287	4,499,655
Total liabilities, redeemable noncontrolling interests and equity	9,156,317	15,337	9,171,654

The following tables present the effect of the adoption of ASC 606 on our consolidated statements of operations for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Packaged tours	10,179,977	(32,829)	10,147,148
Others	385,603	15,497	401,100
Total revenues	10,565,580	(17,332)	10,548,248
Net revenues	10,548,273	(17,332)	10,530,941
Cost of revenues	(9,921,304)	29,568	(9,891,736)
Gross profit	626,969	12,236	639,205
Sales and marketing	(1,908,424)	8,027	(1,900,397)
Total operating expenses	(3,146,293)	8,027	(3,138,266)
Loss from operations	(2,519,324)	20,263	(2,499,061)
Loss before income tax expense	(2,444,306)	20,263	(2,424,043)
Net loss	(2,442,595)	20,263	(2,422,332)
Net loss attributable to noncontrolling interests	(15,470)	366	(15,104)
Net loss attributable to Tuniu Corporation	(2,427,091)	19,897	(2,407,194)
Net loss attributable to ordinary shareholders	(2,427,197)	19,897	(2,407,300)
Net loss	(2,442,595)	20,263	(2,422,332)
Comprehensive loss	(2,208,695)	20,263	(2,188,432)
Comprehensive loss attributable to noncontrolling interests	(15,470)	366	(15,104)
Comprehensive loss attributable to Tuniu Corporation	(2,193,191)	19,897	(2,173,294)
Net loss per share-basic and diluted	(6.50)	0.05	(6.45)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements – continued

	For the Years Ended December 31, 2015
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Packaged tours	7,553,041	25,781	7,578,822
Others	127,745	59	127,804
Total revenues	7,680,786	25,840	7,706,626
Net revenues	7,645,260	25,840	7,671,100
Cost of revenues	(7,274,675)	(34,387)	(7,309,062)
Gross profit	370,585	(8,547)	362,038
Sales and marketing	(1,154,155)	4,643	(1,149,512)
Total operating expenses	(1,825,621)	4,643	(1,820,978)
Loss from operations	(1,455,036)	(3,904)	(1,458,940)
Other loss, net	(1,336)	2	(1,334)
Loss before income tax expense	(1,462,974)	(3,902)	(1,466,876)
Net loss	(1,462,385)	(3,902)	(1,466,287)
Net loss attributable to Tuniu Corporation	(1,459,379)	(3,902)	(1,463,281)
Net loss attributable to ordinary shareholders	(1,459,379)	(3,902)	(1,463,281)
Net loss	(1,462,385)	(3,902)	(1,466,287)
Comprehensive loss	(1,274,279)	(3,902)	(1,278,181)
Comprehensive loss attributable to Tuniu Corporation	(1,271,273)	(3,902)	(1,275,175)
Net loss per share-basic and diluted	(5.88)	(0.01)	(5.89)

The following tables present the effect of the adoption of ASC 606 on our consolidated statements of cash flows for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(2,442,595)	20,263	(2,422,332)
Changes in operating assets and liabilities:
Accounts receivable	(76,810)	(15,337)	(92,147)
Accounts payable	78,768	55,041	133,809
Advances from customers	728,534	(59,967)	668,567

	For the Years Ended December 31, 2015
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(1,462,385)	(3,902)	(1,466,287)
Changes in operating assets and liabilities:
Accounts payable	320,502	49,936	370,438
Advances from customers	532,335	(46,034)	486,301

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements – continued

In January 2016, the FASB issued ASU 2016-01, “ Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on consolidated financial statements and associated disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. The Group is in the process of evaluating the impact of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses” , which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”) , which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect the adoption of ASU 2016-15 to have a significant impact on the consolidated financial statements and associated disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”) , which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect the adoption of ASU 2016-18 to have a significant impact on the consolidated financial statements and associated disclosures.

In January 2017, the FASB issued ASU 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group does not expect the adoption of ASU 2017-01 to have a significant impact on the consolidated financial statements and associated disclosures.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements - continued

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04” ), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of adopting this guidance.

In May 2017, the FASB issued ASU 2017-09, “ Compensation - Stock Compensation (Topic 718)” that provides additional guidance around which changes to a share-based payment award requires an entity to apply modification accounting. Specifically, an entity is to account for the effects of a modification, unless all of the following are satisfied: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) the classification of the modified award as an equity instrument or as a liability instrument is the same as the classification of the original award immediately before the original award is modified. For public entities, the update is effective beginning after December 15, 2017. Early adoption is permitted. The Group does not expect the adoption of ASU 2017-09 to have a significant impact on the consolidated financial statements and associated disclosures.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables, yield enhancement products and other long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, short-term investments and other long-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers, travel agents and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks - continued

The Group has purchased financial products which include yield enhancement products issued by domestic Financial Assets Exchanges and Trust companies. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets on timely basis. As of December 31, 2017, the Group believes the financial assets are financially sound based on publicly available information and management’s assessment does not foresee substantial credit risk with respect to these financial products.

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2016, the Group acquired 100% of equity interests of one offline travel agency to further expand the Group’s oversea tourism market and promote the Group’s destination service. The total purchase price of RMB28,077 including cash consideration of RMB16,507 and RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group paid RMB16,507 of the cash consideration, and accrued additional RMB680 of contingent consideration based on the revaluation of the fair value. During the year ended December 31, 2017, the Group finalized the purchase price allocation of acquisitions during the measurement period. The final purchase price allocation did not have material difference from the preliminary estimates made in 2016. During the year ended December 31, 2017, the Group paid RMB3,600 of the contingent cash consideration, and accrued additional RMB1,030 of contingent consideration based on the revaluation of the fair value. As of December 31, 2017, the total unpaid contingent consideration was RMB9,680.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including the cash acquired of RMB8.3 million)	12,907
Trade names	2,464	9.5years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)
Total considerations	28,077

During the year ended December 31, 2015, the Group acquired the 90%, 100%, 75.02% and 80% of equity interests in four offline travel agencies, respectively. The Group gained access to the expanding Taiwan tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group finalized the purchase price allocation of acquisitions during the measurement period and obtained new fair value information related to certain assets acquired and liabilities assumed. The final purchase price allocation did not have material difference from the preliminary estimates made in 2015. The Group adjusted the purchase price allocation by increasing net liabilities by RMB2,891, decreasing customer relationships by RMB138, decreasing trade names by RMB449, decreasing non-compete agreement by RMB99, decreasing non-controlling interests by RMB401, increasing goodwill by RMB505, and decreasing deferred tax liabilities by RMB172. During the year ended December 31, 2016, the Group paid RMB7,973 of the cash consideration, and reversed RMB1,905 of contingent consideration based on the revaluation of the fair value. During the year ended December 31, 2017, the Group paid RMB3,200 of the cash consideration, and accrued additional RMB4,542 for the contingent consideration based on the revaluation of the fair value. As of December 31, 2017, the total unpaid contingent consideration was RMB28,436.

The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition - continued

Travel agencies - continued

	Amount	Estimated useful lives
Net liabilities (including the cash acquired of RMB24 million)	(59,923)
Travel licenses	25,100	20 years
Customer relationship	13,458	14.25-14.5 years
Trade names	39,170	7-14 years
Software	3,013	5 years
Non-compete agreement	1,683	3.5-5.25 years
Goodwill	133,324
Deferred tax liability	(20,606)
Noncontrolling interest	(19,721)
Total considerations	115,498

During the year ended December 31, 2015, subsequent to the acquisition, the Group acquired the remaining 10% equity interest of one of travel agencies with cash consideration of RMB1,496, which was treated as equity acquisition and the difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB683 was recorded as a reduction of additional paid-in capital during the year ended December 31, 2015.

Other acquisition

During the year ended December 31, 2015, the Group acquired 100% equity interests in a technology company which focuses on air ticketing platform development. The total consideration was RMB8,645. The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net liabilities	(355)
Software	5,960	6 years
Non-compete agreement	1,040	6 years
Goodwill	3,750
Deferred tax liability	(1,750)
Total considerations	8,645

The Group measured the fair value of the trade names and travel licenses under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the assets, royalty rates, discount rate and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after deduction of cash flows attributable to other contributory assets to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, for other contributory assets, discount rate, remaining useful life, tax amortization benefit and customer attrition rates. The Group measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without the non-compete terms as described in share purchase agreement and the probability that such competition exists. The Group measured the fair value of the software under the replacement cost method.

Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5. Transaction with JD.com, Inc.

On May 8, 2015, the Company entered into a share subscription agreement with Fabulous Jade Global Limited, an affiliate of JD.com, Inc., and a Business Cooperation Agreement (“BCA”) with JD. Com, Inc. (“JD”) for a period of five years. Pursuant to these agreements, the Company issued 65,625,000 Class A ordinary shares for a cash consideration of RMB1,528.2 million (US$250 million) and the business resource contributed by JD. According to BCA, the business resource includes the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application and JD’s preferred partnership for hotel and air ticket reservation service, the internet traffic support and marketing support for the leisure travel channel for a period of five years started from August 2015.

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air ticket reservation service, traffic and marketing supports. The Group estimated the fair value of exclusive operation right and preferred partnership using a form of the income approach known as excess earning method. The key assumption includes expected revenue attributable to assets, margin discount rate and the remaining useful life. The Group estimated the fair value of internet traffic support and marketing support using a form of income approach known as operating cost saving method. Key assumption includes the market price of the services to be provided, the volume of the services to be provided, discount rate and the remaining useful life. The Group made estimates and judgments in determining the fair value of the assets with assistance from an independent valuation firm.

The summary of the fair value of acquired intangible assets is as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	1,368,964	680,723	104,625
Interest income receivable	33,545	42,234	6,491
Prepayment for advertising expenses	36,736	7,950	1,222
Receivable from business partner	33,935	81,940	12,594
Others	159,149	126,616	19,461
Total	1,632,329	939,463	144,393

The Group recognized a provision for other current assets of nil, RMB25,622 and RMB32,476 for the years ended December 31, 2015, 2016 and 2017, respectively.

The following table summarized the details of the Group’s provision for other current assets:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	—	25,622	3,938
Provision for doubtful accounts	—	25,622	32,476	4,991
Transfer-out	—	—	(27,466)	(4,221)
Write-offs	—	—	—	—
Balance at end of period	—	25,622	30,632	4,708

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity method investments, cost method equity investments and other long-term investments in certain financial products.

Equity method investments

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42.5 million for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. Nil gain or loss was recognized for the years ended December 31, 2016 and 2017 from this investment as Zhongshan had no significant operating activities during the years.

Cost method equity investments

Cost method is used for investments where the Group does not have the ability to exercise significant influence over the investees. The carrying value of cost method investments was RMB16,264 and RMB47,568 as of December 31, 2016 and 2017, respectively.

Other long-term investments

During 2017, The Group made several investments in financial products with maturities over one year. The Group classified these investments in other long-term investments and the carrying value of such investments was RMB394,923 as of December 31, 2017.

No impairment loss was recognized for long-term investments for the year ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	145,962	151,407	23,271
Leasehold improvements	92,962	87,750	13,487
Buildings	5,604	5,495	845
Furniture and fixtures	17,709	17,479	2,686
Vehicles	864	1,120	172
Software	32,366	51,911	7,979
Subtotal	295,467	315,162	48,440
Less: Accumulated depreciation	(127,579)	(177,854)	(27,336)
Property and equipment subject to depreciation	167,888	137,308	21,104
Construction in progress	9,929	10,970	1,686
Total	177,817	148,278	22,790

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB28,041, RMB66,510 and RMB65,704, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Travel license	30,490	30,590	4,702
Insurance agency license	11,711	11,711	1,800
Software – internally developed	34,208	52,515	8,071
Trade names	41,634	41,634	6,399
Business Cooperation Agreements	660,215	660,215	101,473
Customer relationship	13,458	13,458	2,068
Non-compete agreements	6,399	6,399	984
Subtotal	798,115	816,522	125,497
Less: Accumulated amortization	(205,848)	(355,888)	(54,699)
Total	592,267	460,634	70,798

During 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted for this transaction as assets acquisition and the difference between the cash consideration and net assets of the insurance agency is recorded as insurance agency license which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB57,810, RMB145,063 and RMB150,092 for the years ended December 31, 2015, 2016 and 2017.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2018	148,509	22,825
2019	147,921	22,735
2020	94,504	14,525
2021	12,788	1,965
2022	7,415	1,140
Thereafter	49,497	7,608
Total	460,634	70,798

10. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	136,569	147,639	22,692
Increase in goodwill related to acquisitions during the year	10,565	—	—
Remeasurement of prior year acquisitions	505	—	—
Accumulated impairment loss	—	—	—
Balance at the end of year	147,639	147,639	22,692

11. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Prepayment for land use rights	—	101,007	15,524
Other long-term assets	46,468	55,448	8,523
Balance at the end of year	46,468	156,455	24,047

Prepayment for land use rights consist of upfront cash payments made to local land bureaus to secure land use rights under executed long-term land use rights agreements. The Group has not obtained the Certificate for Land Use Right as of the date of this report.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	56,793	63,499	9,760
Payable for business acquisition	21,664	26,925	4,138
Accrued liabilities related to customers incentive program	46,594	2,142	329
Accrued professional service fees	25,156	9,878	1,518
Accrued advertising expenses	315,651	74,548	11,458
Deposits received from suppliers	14,781	70,212	10,791
Accrued operating expenses	44,475	54,834	8,428
Advanced payment from banks	11,006	18,748	2,882
Others	53,168	52,904	8,131
Total	589,288	373,690	57,435

Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

Advanced payment from banks represent cash received by the Group for promotional and marking campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount. Such advanced payment is recognized as revenues when revenues from the related tour are recognized.

13. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2015, 2016 and 2017.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Income Taxes – continued

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully renewed such certificate in December 2013 and December 2016 for additional three years, respectively. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Nanjing Tuniu entered into the first tax profitable year for the year ended December 31, 2014.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For Years Ended December 31,
	2015	2016	2017
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(22.5)	(23.2)	(17.3)
Permanent book – tax difference	(0.1)	1.0	(4.0)
Difference in EIT rates of certain subsidiaries	(3.1)	(2.0)	(5.8)
Effect of tax holiday	0.7	(0.7)	—
Total	0.0	0.1	(2.1)

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	(9,974)	—	—	—
Basic net loss per share effect	(0.04)	—	—	—
Diluted net loss per share effect	(0.04)	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	112,946	13,828	2,125
Net operating loss carry forwards	944,772	1,164,433	178,970
Carryforwards of deductible advertising expenses	2,634	9,159	1,408
Allowance for doubtful accounts	7,730	11,452	1,760
Subtotal	1,068,082	1,198,872	184,263
Less: valuation allowance	(1,068,082)	(1,198,872)	(184,263)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(23,456)	(21,142)	(3,249)
Total non-current deferred tax assets, net	(23,456)	(21,142)	(3,249)

As of December 31, 2017, the Group had net operating loss carryforwards of RMB4,666,287 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2018 for the amount of RMB42,961 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2019 and 2022. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2016 and 2017, valuation allowances of RMB1,068,082 and RMB1,198,872 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	150,817	480,905	1,068,082	164,161
Additions	332,086	596,944	189,090	29,063
Written-off for expiration of net operating losses	(1,998)	(9,767)	(16,421)	(2,524)
Utilization of previously unrecognized tax losses and un-deductible advertising expenses	—	—	(41,879)	(6,437)
Balance at the end of the year	480,905	1,068,082	1,198,872	184,263

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment.

The Group recorded the noncontrolling interests as redeemable noncontrolling interests, outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against additional paid-in capital.

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2016 and 2017 is as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	—	90,072	13,843
Capital contribution from redeemable noncontrolling interests	90,000	—	—
Net (losses)/income attributable to redeemable noncontrolling interests	(34)	922	142
Accretion on redeemable noncontrolling interests	106	5,725	880
Balance as of December 31	90,072	96,719	14,865

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Ordinary Shares

On February 13, 2014, the Board has approved that all of the Company’s existing ordinary shares would be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares would be redesignated or automatically converted into Class B ordinary shares immediately prior to the completion of the Company’s initial public offering (“IPO”). All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

On May 9, 2014, concurrently with the completion of the Company’s IPO, the Company issued 5,000,000, 1,666,666 and 5,000,000 shares of Class A ordinary shares at a price per share equal to the IPO price to DCM Hybrid RMB Fund, L.P., the Company’s existing shareholder, Qihoo 360 Technology Co. Ltd. and Ctrip Investment Holding Ltd., respectively.

On December 15, 2014, the Company entered into share subscription agreements with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of the Group’s chief executive officer and chief operating officer, pursuant to which the Company issued 36,812,868 numbers of Class A ordinary shares for a total proceeds of RMB905,792 (US$148 million), net of issuance cost of RMB14,279. The transaction was closed on December 31, 2014.

On May 8, 2015, the Company entered into share subscription agreements with Fabulous Jade Global Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Esta Investments Pte. Ltd., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., and Sequoia Capital 2010 CV Holdco, Ltd., pursuant to which the Company issued 93,750,000 Class A ordinary shares for the cash consideration of US$400 million (RMB2,445 million) and certain business resource contributed by JD as part of Business Cooperation Agreement with the Company. The total consideration was RMB3,104,457, including fair value of acquired Business Cooperation Agreement of RMB660,215(see Note 5), net of issuance cost of RMB1,078. The transaction was closed on May 22, 2015.

On November 20, 2015, the Company entered into a share subscription agreement with HNA Tourism Holdings Group Co., Ltd. (“HNA”), pursuant to which the Company issued 90,909,091 Class A ordinary shares for a total proceeds of RMB3,279 million (US$500 million). The transaction was closed on January 21, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. In December 2016, the Board of Directors approved an increase in the number of shares available for issuance under the 2014 Plan to 7,942, 675 ordinary shares.

The share options granted under the 2008 plan have a contractual term of six years, and ones under 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied.

Share-based compensation expense of RMB65,143, RMB92,419 and RMB98,675 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000

Outstanding at January 1, 2017	31,330,444	1.86	6.81	34,999
Granted	676,846	0.42	—	—
Exercised	(9,306,537)	1.10	—	—
Forfeited	(5,536,136)	2.47	—	—
Outstanding at December 31, 2017	17,164,617	2.01	6.36	13,340
Vested and expected to vest at December 31, 2017	16,130,003	1.99	6.25	12,913
Exercisable at December 31, 2017	10,475,782	1.68	5.12	11,514

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses - continued

On March 4, 2016, the Company modified the exercise price of 14,478,293 share options granted under 2014 Plan to US$3.09. The incremental compensation expense of RMB23,197 (US$3,341) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

On May 31, 2016, the Company modified the exercise price of 7,260,242 share options to US$0.0001 and the number of share options was reduced to 3,630,121. The incremental compensation expense was insignificant and was recognized over the remaining service period.

On February 15, 2017, the Company extended the contract life of 2,435,709 share options granted under 2008 plan from six years to ten years. The incremental compensation expense was insignificant and was recognized immediately since the share options were fully vested.

The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was RMB150,325, RMB26,587 and RMB103,082(US$15,843), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2015, 2016 and 2017 was US$2.40, US$1.47and US$2.66, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2015, 2016, and 2017 was RMB50,089, RMB67,727 and RMB82,814(US$12,728), respectively.

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future. Time to maturity is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2015	2016	2017

Expected volatility	50.9%-51.7%	55.86%-57.49%	51.39%-52.4%
Risk-free interest rate	2.09%-2.24%	1.85%-2.4%	2.21%-2.45%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0%-20%
Fair value of the common share on the date of option grant	US$4.21-5.26 RMB27.27-34.07	US$2.68-2.97 RMB18.6-20.60	US$1.39-2.92 RMB9.05-18.98

As of December 31, 2017, there was RMB87,124 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.13 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2015, 2016 and 2017 were RMB1,694, RMB1,777 and RMB2,468(US$379), respectively.

The fair value of restricted shares with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of January 1, 2017	403,002	3.82
Vested	(140,721)	3.36
Forfeited	(157,502)	2.84
Outstanding as of December 31, 2017	104,779	3.82
Vested and expected to vest at December 31, 2017	104,779	3.82

As of December 31, 2017, there was RMB 2,460 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 1.75 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Numerator for basic and diluted net loss per share	(1,463,281)	(2,407,300)	(773,029)	(118,814)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	248,362,837	373,347,855	378,230,039	378,230,039
Loss per share-basic and diluted	(5.89)	(6.45)	(2.04)	(0.31)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and restricted shares with the number of 30,309,619, 31,733,446 and 17,269,396, for the years ended December 31, 2015, 2016 and 2017, respectively.

18. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB2,566 million, or 71% of the Group’s total consolidated net assets as of December 31, 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB36,445, RMB86,830 and RMB76,599 during the years ended December 31, 2015, 2016 and 2017, respectively, were charged to the consolidated statements of comprehensive loss when incurred.

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$ (Note 2(d))
2018	28,415	4,367
2019	17,474	2,686
2020	8,014	1,232
2021	1,050	161
2022 and thereafter	635	97
Total	55,588	8,543

(b) Capital Commitments

As of December 31, 2017, capital commitments relating to leasehold improvement and purchase of equipment were approximately RMB5,449.

(c) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

(d) Other commitment

Deposit or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB199 million RMB212 million as of December 31, 2016 and 2017, respectively, which occupies the Group’s credit facilities granted by banks.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA”)	two board directors of the Group
Black Fish Financial Group Ltd. (“Black Fish”)	founded by one of the principal shareholders of the Group, who is also the Group’s director.

a)      Transactions with related parties:

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Company’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15 million through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20 million through a private placement transaction in May 2015.

The Group sells packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. Revenue from Ctrip consist of, commission fees for the booking of hotel rooms and air tickets through the Group’s online platform and packaged tours sold to Ctrip, amounted of RMB3.5 million, RMB54.8 million and RMB61.5 million (US$9.5 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million in business resource contributed by JD, which include the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD’s preferred partnership for hotel and air ticket reservation service, internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism Holdings Group Co., Ltd., for total consideration of RMB3,279 million (US$500 million).

HNA agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA over the next two years. The Group purchased RMB250.5million, RMB394.7 million (US$60.7 million) air tickets from HNA for the year ended December 31, 2016 and 2017, respectively.

In 2017, the Group disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in the Group’s consolidated statement of comprehensive income.

Black Fish entered into cooperation agreements with the Group in 2017 for provision of services in relation to the Group’s online lending services. The amount of service fees charged by Black Fish was RMB155.9 million (US$24.0 million) for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from the Group at the consideration of RMB140.0 million as the Group terminated these cooperation agreements and stopped granting loans to individuals in 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Related party transactions and balances - continued

b)      Balances with related parties:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Ctrip	30,668	16,128	2,479
Amounts due from JD	3,374	10,942	1,682
Amounts due from HNA	356,288	143,084	21,992
Amounts due from Black Fish	—	1,177	180
Total	390,330	171,331	26,333

Non-current:
Amounts due from HNA	64,902	—	—

Current:
Amounts due to Ctrip	32,526	86,923	13,360

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	3,428	293	45
Amounts due from subsidiaries and Affiliated Entities	7,436,798	7,035,131	1,081,280
Prepayments and other current assets	1,007	570	88
Total current assets	7,441,233	7,035,994	1,081,413

Intangible assets	475,626	343,583	52,808
Total assets	7,916,859	7,379,577	1,134,221

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	8,662	8,232	1,265
Total current liabilities	8,662	8,232	1,265
Non-current liabilities
Investments deficit in subsidiaries and Affiliated Entities	3,409,340	3,776,234	580,397
Total non-current liabilities	3,409,340	3,776,234	580,397
Total liabilities	3,418,002	3,784,466	581,662

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2016 and 2017; 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) and 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2016 and 2017, respectively)	242	248	38
Less: Treasury stock	(19,708)	(185,419)	(28,498)
Additional paid-in capital	8,855,991	9,013,793	1,385,395
Accumulated other comprehensive income	400,925	272,386	41,865
Accumulated deficit	(4,738,593)	(5,505,897)	(846,241)
Total Tuniu Corporation shareholders’ equity	4,498,857	3,595,111	552,559
Total liabilities and equity	7,916,859	7,379,577	1,134,221

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(19,016)	(11,657)	(6,715)	(1,032)
Share of loss of subsidiaries and affiliated entities	(1,345,114)	(2,230,637)	(761,841)	(117,094)
Total operating expenses	(1,364,130)	(2,242,294)	(768,556)	(118,126)
Loss from operations	(1,364,130)	(2,242,294)	(768,556)	(118,126)
Other income/(expenses)
Interest income	19,183	1,418	6	1
Foreign exchange losses, net	(119,161)	(167,405)	(12)	(2)
Other income, net	827	1,087	1,258	193
Loss before income tax expense	(1,463,281)	(2,407,194)	(767,304)	(117,934)

Net loss	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Net loss attributable to ordinary shareholders	(1,463,281)	(2,407,300)	(773,029)	(118,814)

Net loss	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	188,106	233,900	(128,539)	(19,756)
Comprehensive loss	(1,275,175)	(2,173,294)	(895,843)	(137,690)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cash provided by/(used in) operating activities	645,364	(661,029)	(5,507)	(846)
Cash (used in)/provided by investing activities	(3,434,719)	(3,972,014)	402,418	61,850
Cash provided by/(used in) financing activities	2,442,860	3,264,610	(98,805)	(15,186)

Effect of exchange rate changes on cash and cash equivalents	113,312	281,764	(301,241)	(46,300)
Net decrease in cash and cash equivalents	(233,183)	(1,086,669)	(3,135)	(482)
Cash and cash equivalents at the beginning of year	1,323,280	1,090,097	3,428	527
Cash and cash equivalents at the end of year	1,090,097	3,428	293	45
Supplemental disclosure of non-cash investing and financing activities
Deemed dividends to preferred shareholders	—	—	—	—
Accrued issuance cost related to private placement	—	—	—	—
Receivables related to exercise of stock option	(3,379)	(163)	(385)	(59)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Note to Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and Affiliated Entities. Such investments in subsidiaries and Affiliated Entities are presented on the balance sheets as investment deficit in subsidiaries and Affiliated Entities and the loss of the subsidiaries and Affiliated Entities is presented as share of loss of subsidiaries and Affiliated Entities.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2017, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.